Exhibit 99.1

Pier 1 Imports, Inc.

Stock Purchase Plan

Financial statements as of December 31, 2013 and 2012 and

for each of the three years in the period ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of Pier 1 Imports, Inc.

We have audited the accompanying statements of financial condition of the Pier 1 Imports, Inc. Stock Purchase Plan as of December 31, 2013 and 2012 and the related statements of income (loss) and changes in plan equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2013 and 2012, and the income (loss) and changes in plan equity for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Fort Worth, Texas

April 29, 2014

Pier 1 Imports, Inc.

Stock Purchase Plan

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2013	2012

ASSETS

Pier 1 Imports common stock, at fair value (cost of $0)	$—	$—

Receivables:
Participants’ contributions	173,165	166,920
Company contributions	43,293	41,732

	216,458	208,652

Total Assets	$216,458	$208,652

LIABILITIES AND PLAN EQUITY

Participant withdrawals payable	$1,179	$15,794

Plan Equity	215,279	192,858

Total Liabilities and Plan Equity	$216,458	$208,652

See accompanying notes to financial statements.

Pier 1 Imports, Inc.

Stock Purchase Plan

STATEMENTS OF INCOME (LOSS) AND CHANGES IN PLAN EQUITY

	For the Year Ended December 31,
	2013	2012	2011
Contributions:
Participants	$2,374,565	$2,251,585	$1,941,278
Company	593,660	562,916	485,337

Total Contributions	2,968,225	2,814,501	2,426,615

Dividends	11,861	12,239	—

Participant withdrawals	(2,862,056)	(3,479,198)	(2,965,378)

Investment Gain (Loss):
Net realized gain (loss) on distribution of Pier 1 Imports common stock	(95,609)	593,159	570,462

Net Change in Plan Equity	22,421	(59,299)	31,699

Plan Equity:
Beginning of year	192,858	252,157	220,458

End of year	$215,279	$192,858	$252,157

See accompanying notes to financial statements.

Pier 1 Imports, Inc.

Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

PLAN DESCRIPTION

General

The following description of the Pier 1 Imports, Inc. Stock Purchase Plan (the “Plan”) adopted by Pier 1 Imports, Inc. (the “Company”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Company established the Plan to provide all eligible employees and non-employee directors an opportunity to acquire an ownership interest in Pier 1 Imports and, as a result, align participants’ interests with the Company’s shareholders. The Plan provides a voluntary method of acquiring shares of Pier 1 Imports’ common stock in convenient installments by payroll and other compensation deductions, supplemented by matching contributions from the Company.

The Plan has been in effect since 1980. The Plan is administered by the compensation committee. Pier 1 Imports’ board of directors approved an amendment of the Plan on March 26, 2010, which was subsequently approved by the shareholders on June 29, 2010, authorizing, among other things, adding an additional 3,500,000 shares to the Plan and extending the term of the Plan for five years. The Plan amendment was applied prospectively. On December 1, 2013, the Plan was restated as amended. This amendment did not add additional shares or extend the term of the Plan. On April 3, 2014, the Company’s board of directors approved an amendment of the Plan, subject to shareholder approval, extending the term of the Plan for ten years (through June 20, 2024). The number of shares available under the Plan was not increased.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.

Eligibility

All employees who have attained the age of majority in their state or province of residence and have completed 60 days of continuous employment with the Company, or one of the designated subsidiaries that has adopted the Plan, are eligible to participate in the Plan. Non-employee members of the board of directors of Pier 1 Imports, Inc. are also eligible to participate in the Plan.

Contributions

A participant must specify the amount to be withheld through payroll deductions, with a minimum of $2.50 per week and a maximum of 20% of compensation. The Plan also provides that non-employee directors may contribute to the Plan all or a portion of cash director fees earned. Subject to the Plan’s limitations, compensation deductions may be increased or decreased at any time by the participant. The Company contributes to the Plan for each participant an amount equal to 25% of such participant’s compensation deduction.

Participant Accounts

The Company maintains a Plan account in the name of each participant. Funds deducted monthly from each participant’s pay as elected and authorized by the participant are credited to each participant’s Plan account plus the Company’s contribution on the participant’s behalf as described above. The Plan allows the Company to administer the Plan and to use the contributed funds to purchase shares of Pier 1 Imports’ common stock either on the open market through a broker, or directly from the Company. No open market purchases may be made at a price which is greater than the fair market value for Pier 1 Imports’ common stock on the date of purchase. Purchases of shares from the Company’s treasury are made at the New York Stock Exchange (“NYSE”) closing price for Pier 1 Imports’ common stock on the last trading day of each calendar month (prior to December 2013, purchases were based on an average of the NYSE closing prices for Pier 1 Imports’ common stock on each Friday during the month). Shares purchased are allocated to the accounts of participants in proportion to the funds received for each respective account.

Each participant acquires full and immediate beneficial ownership of all shares and fractional shares allocated to his or her account. All shares are registered in the name of the Plan and remain registered in the Plan’s name until delivery of the shares to the participant pursuant to the Plan or until “released” shares are sold or transferred by the participant. Effective December 1, 2013, all such shares in a participant’s account will initially be classified under the Plan as “unreleased” and may not be sold, assigned, pledged or otherwise disposed until released. Prior to December 1, 2013, the participant could request all shares be delivered at any time however any such action would have resulted in the automatic withdrawal of the participant from the Plan. All shares in the account of each participant will be automatically distributed to the participant (effective December 1, 2013, classified as “released”) pursuant to the Plan at least once each calendar year at which time participants’ shares may be sold or transferred. Upon termination of employment, the employee’s participation in the plan will end and his or her shares will be distributed to the participant.

A participant’s Plan account is credited with all dividends, if any, paid on full and fractional shares held in his or her Plan account. All cash dividends are reinvested under the Plan in Pier 1 Imports’ common stock. Dividends totaled $11,861 and $12,239 in 2013 and 2012, respectively. The Company did not pay dividends in 2011.

Vesting

Participants immediately vest in all contributions to their Plan accounts. Excluding the limitations described above on unreleased shares, participants have full rights of ownership of Pier 1 Imports’ common stock held in their Plan accounts, including voting and dividend rights.

Amendment or Termination of the Plan

The Company’s board of directors may amend, suspend or terminate the Plan at any time. An amendment, suspension or termination will not result in the forfeiture of any funds contributed by a participant or the Company, or of any shares or fractional shares purchased for a participant, or any dividends or other distributions with respect to such shares, that were effective before the effective date of the amendment, suspension or termination. Certain material amendments to the Plan must be submitted to the Company’s shareholders for approval.

Administration and Expenses

The Company holds and manages the Plan’s assets. The Company pays all administrative expenses related to the purchase, custody and record keeping of Pier 1 Imports’ common stock held as part of the Plan. These expenses may include brokers’ commissions, transfer fees, administrative costs and other similar expenses. Expenses related to the disposition or transfer of shares after they have been distributed to the participant from his or her Plan account are borne by the participant.

Income Tax Status

Participants’ contributions are deducted from after-tax earnings and the Company’s contributions are treated as “earned income” to the participant in the month accrued; consequently, management believes that the Plan is not subject to income tax under the Internal Revenue Code.

The Plan is not a separate legal entity and, therefore, it is not subject to audits by any taxing jurisdictions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Concentration of Investment – Risks and Uncertainties

All contributions to the Plan are invested in Pier 1 Imports’ common stock. Accordingly, the underlying value of the Plan assets is dependent upon the performance of the Company and the market’s evaluation of such performance. Changes in the fair value of Pier 1 Imports’ common stock could materially affect a participant’s account balance and the amounts reported in the Statements of Income (Loss) and Changes in Plan Equity.

Contributions

Participant and Company contributions are accrued in the period in which participants’ contributions are deducted from their pay/fees.

Pier 1 Imports’ Common Stock Valuation

Pier 1 Imports’ common stock held by the Plan in participants’ accounts is stated at fair value using closing prices as quoted by the NYSE. The cost of participant shares distributed or withdrawn is assessed on a first-in-first-out basis to compute realized gains and losses. Effective December 1, 2013, purchases of shares from the Company’s treasury are made at the New York Stock Exchange (“NYSE”) closing price for Pier 1 Imports’ common stock on the last trading day of each calendar month (prior to December 2013, purchases were based on an average of the NYSE closing prices for Pier 1 Imports’ common stock on each Friday during the month).

Fair Value Measurements

All investments held by the Plan are Level 1 Inputs, which as defined by Accounting Standards Codification 820, Fair Value Measurements, are unadjusted quoted prices in active markets for identical assets or liabilities.

Net Appreciation (Depreciation)

In the Statements of Income (Loss) and Changes in Plan Equity, the net appreciation (depreciation) in the fair value of Pier 1 Imports’ common stock is presented, which consists of realized gains (losses) calculated as the difference between cost and the fair value of the Company’s common stock on the date of transfer, and the unrealized appreciation (depreciation) on those investments not yet distributed to Plan participants, if any. For all periods presented, all shares had been distributed and there were no unrealized gains or losses.

Withdrawals

Participant withdrawals of Pier 1 Imports’ common stock are recorded at fair value on the date of withdrawal. The majority of withdrawals occurred in December for the plan years ending December 31, 2013, 2012 and 2011, in conjunction with the annual distributions.

Investments in Pier 1 Imports’ Common Stock

The following is a summary of the Pier 1 Imports’ common stock activity for the years ended December 31, 2013, December 31, 2012 and December 31, 2011.

	Shares	Cost	Fair Value
Balances at December 31, 2010	$—	$—	$—
Purchases	218,823	2,395,611	2,395,611
Withdrawals	(218,823)	(2,395,611)	(2,966,073)
Changes in fair value:
Net unrealized gains	—	—	—
Net realized gains	—	—	570,462

Balances at December 31, 2011	—	—	—
Purchases	167,533	2,870,364	2,870,364
Withdrawals	(167,533)	(2,870,364)	(3,463,523)
Changes in fair value:
Net unrealized gains	—	—	—
Net realized gains	—	—	593,159

Balances at December 31, 2012	—	—	—
Purchases	133,945	2,972,279	2,972,279
Withdrawals	(133,945)	(2,972,279)	(2,876,670)
Changes in fair value:
Net unrealized losses	—	—	—
Net realized losses	—	—	(95,609)

Balances at December 31, 2013	$—	$—	$—

Available Common Stock

The Company had 3,794,137 and 3,928,082 shares of registered common stock issuable under the Plan as of December 31, 2013 and 2012, respectively. The NYSE closing price of Pier 1 Imports’ common stock was $23.08 and $20.00 as of December 31, 2013 and 2012, respectively. No shares were held by the Plan in participants’ accounts at December 31, 2013 and 2012.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-167961) pertaining to the Pier 1 Imports, Inc. Stock Purchase Plan of our report dated April 29, 2014, with respect to the financial statements of the Pier 1 Imports, Inc. Stock Purchase Plan included in this Annual Report for the year ended December 31, 2013 and included as Exhibit 99.1 in the fiscal 2014 Annual Report (Form 10-K) of Pier 1 Imports, Inc.

/s/ Ernst & Young LLP

Fort Worth, Texas

April 29, 2014